Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release third quarter 2022 financial results

Calgary, Alberta (October 27, 2022) – Suncor (TSX: SU) (NYSE: SU) will release its third quarter financial results on November 2, 2022 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the third quarter will be held on November 3, 2022 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Kris Smith, Interim President and Chief Executive Officer and Alister Cowan, Chief Financial Officer. A question and answer period with analysts will follow brief remarks from management. Troy Little, Vice President, Investor Relations will host the call.

To listen to the webcast, please join here.

If you are an analyst and would like to participate in the Q&A period, please register here.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter.

Investor inquiries:	Media inquiries:
1-800-558-9071	1-833-296-4570
invest@suncor.com	media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com